SECUR 04001442 MMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53492

RECEIVED FEB 26 2004

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2003 (MM/DD/YY) AND ENDING 12/31/2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRIGGS - FICKS SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 EAST WISCONSIN AVENUE, SUITE 860
(No. and Street)

MILWAUKEE (City) WI (State) 53202 (Zip Code)

Notary Public State of Wisconsin

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARY E. BRIGGS 414-273-2112
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WIPFLI ULLRICH BERTELSON, LLP
(Name – *if individual, state last, first, middle name*)

1200 NORTH MAYFAIR ROAD, SUITE 450 (Address) MILWAUKEE (City) WI (State) 53226 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY
PROCESSED MAR 08 2004 THOMSON FINANCIAL

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MARY E. BRIGGS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRIGGS - FICKS SECURITIES, LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Mary E. Briggs
Signature

MANAGING DIRECTOR
Title

Noelle M. Matkovich
Notary Public
Milwaukee County
My Commission Expires 11/18/07

Noelle M. Matkovich
Notary Public

Noelle M. Matkovich
Notary Public
State of Wisconsin

NOELLE M. MATKOVICH NOTARY PUBLIC STATE OF WISCONSIN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Briggs - Ficks Securities, LLC

Milwaukee, Wisconsin

Financial Statements and Additional Information

Years Ended December 31, 2003 and 2002

Briggs - Ficks Securities, LLC

Financial Statements and Additional Information

Years Ended December 31, 2003 and 2002

Table of Contents

WIPFLi LLP

Independent Auditor's Report

Board of Directors and Members
Briggs - Ficks Securities, LLC
Milwaukee, Wisconsin

We have audited the accompanying statements of financial condition of Briggs - Ficks Securities, LLC, as of December 31, 2003 and 2002, and the related statements of operations, change in members' equity, and cash flows for the years ended December 31, 2003 and 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Briggs - Ficks Securities, LLC, as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information appearing on pages 11 through 13 is presented for purposes of additional analysis; it is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wipfli LLP
Wipfli LLP

January 15, 2004
Milwaukee, Wisconsin

Briggs - Ficks Securities, LLC

Statements of Financial Condition

December 31, 2003 and 2002

Assets	2003	2002
Cash and cash equivalents	$3,715	$51,917
Trading securities	134,258	96,104
Receivables from clearing organization	40,427	135,877
Prepaid expenses	3,716	3,710
Office furniture and equipment	14,011	18,763
TOTAL ASSETS	$196,126	$306,371

Liabilities and Members' Equity		
Liabilities - Accrued expenses	$69,823	$95,392
Commitments		
Members' equity	126,303	210,979
TOTAL LIABILITIES AND MEMBERS' EQUITY	$196,126	$306,371

See accompanying notes to the financial statements.

Briggs - Ficks Securities, LLC

Statements of Operations

Years Ended December 31, 2003 and 2002

	2003	2002
Revenues:		
Commissions	$476,549	$482,457
Money market rebates	34,379	44,136
Trading gains and losses, net	38,154	(14,952)
Interest and dividend income	11,386	9,495
Other revenue	1,525	4,668
Total revenues	561,993	525,804
Expenses:		
Salary and benefits	376,743	271,031
Occupancy	51,512	52,945
Floor brokerage, exchange, and clearance fees	162,784	112,669
Insurance	6,692	2,825
Regulatory fees and expenses	5,155	3,720
Legal and professional fees	15,306	34,727
Other expenses	28,477	19,789
Total expenses	646,669	497,705
Net income (loss)	($84,676)	$28,099

See accompanying notes to the financial statements.

Briggs - Ficks Securities, LLC

Statements of Members' Equity

Years Ended December 31, 2003 and 2002

	Members' Contributions	Accumulated Profits (Losses)	Total Members' Equity
Balance January 1, 2002	$209,123	($26,243)	$182,880
Net income	0	28,099	28,099
Balance, December 31, 2002	209,123	1,856	210,979
Net loss	0	(84,676)	(84,676)
Balance, December 31, 2003	$209,123	($82,820)	$126,303

See accompanying notes to the financial statements.

Briggs - Ficks Securities, LLC

Statements of Cash Flows

Years Ended December 31, 2003 and 2002

	2003	2002
Increase in cash and cash equivalents:		
Net income (loss)	($84,676)	$28,099
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	6,497	6,416
(Gain) loss on trading equities	(38,154)	14,952
Changes in operating assets and liabilities:		
(Increase) decrease in receivables from clearing organization	95,450	(114,071)
(Increase) decrease in prepaid expenses	(6)	2,856
Increase in accrued expenses	(25,568)	74,064
Total net income (loss)	38,220	(15,783)
Net cash provided by (used in) operating activities	(46,456)	12,316
Cash flows used in investing activities:		
Purchase office furniture and equipment	(1,746)	(4,470)
Net increase in cash and cash equivalents	(48,202)	7,846
Cash and cash equivalents at beginning of period	51,917	44,071
Cash and cash equivalents at end of period	$3,715	$51,917

See accompanying notes to financial statements.

Note 1 Summary of Significant Accounting Policies

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Principal Business Activity

Briggs - Ficks Securities, LLC (the "Company") provides broker/dealer services, specializing in institutional security trading. The Company is a member of the National Association of Dealers (NASD) and is registered with the Securities and Exchange Commission (SEC) under Rule 15c3-3(k)(2)(ii), which provides that funds and securities belonging to the Company's customers will be handled by a correspondent broker-dealer. The Company's customers are located primarily in the Milwaukee, Wisconsin, metropolitan market.

Operations

The Company was incorporated on June 15, 2001. The Company's operations are primarily devoted to providing brokerage and investment services to individual and corporate clients.

Use of Estimates in Preparation of Financial Statements

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that directly affect the results of reported assets, liabilities, revenue, and expenses. Actual results may differ from these estimates.

Revenue Recognition

The Company acts as an introducing broker and clears all transactions on a fully disclosed basis with a clearing broker or dealer. Therefore, the Company does not have to comply with the reserve requirement pursuant to SEC Rule 15c3-3.

Note 1 Summary of Significant Accounting Policies (Continued)

Trading Securities and Commissions

All investments are classified as trading securities. Realized and unrealized gains and losses on trading securities are included in other income.

Security transactions, commission income, and related clearing expenses are recorded on a settlement date basis, generally the third business day following the trade date of the security transaction. The majority of revenues are attributable to the daily trading of securities by customers.

Cash and Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market accounts, and deposits with banks and clearing organizations. As part of the Company's agreement with their clearing organization, they are required to maintain at least $100,000 on deposit consisting of cash and trading securities with the clearing organization.

Advertising Costs

Advertising costs are expensed as incurred.

Depreciation

Depreciation and amortization are computed on the straight-line method for financial reporting purposes based on the 3 to 10-year estimated useful lives for office furniture and equipment.

Income Taxes

Under provision of the Internal Revenue Code, the Company has elected to be treated as a partnership for income tax purposes. Accordingly, the Company is generally not subjected to federal or state income taxes at the corporate level. All tax attributes of the Company will be passed through to its members and income taxes will be paid by the individual members.

Note 2 Lease Commitments

The Company has an operating lease for its current office space. Rent expense for the period ended December 31, 2003 and 2002, was $34,301 and $34,405, respectively. The lease expires September 30, 2006. Minimum future lease payments for the year ending December 31 are as follows:

2004	$38,216
2005	$38,712
2006	$29,314

The lease provides for annual adjustments to rent for changes in real estate taxes and operating expenses. The minimum future payments above are computed using the current charges for real estate taxes and operating expenses.

The Company has two consecutive options to renew the lease for an additional three-year term under substantially the same terms and conditions.

Note 3 Trading Securities

Trading securities consist of 3,510 shares of Marshall & Ilsley Corp. stock. This investment has been pledged to RBC Dain Rauscher, as a clearing deposit.

Note 4 Office Furniture and Equipment

Office furniture and equipment at December 31 consist of:

	2003	2002
Office furniture	$12,458	$12,458
Office equipment	17,394	15,649
Total	29,852	28,107
Less accumulated depreciation	15,841	9,344
Total office furniture and equipment	$14,011	$18,763

Depreciation expense for the years ended December 31, 2003 and 2002, was $6,497 and $6,416, respectively.

Note 5 Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Under the terms of the Company's registration with the SEC, the minimum net capital requirement must exceed $5,000. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2003, the Company had net capital of approximately $66,000, which exceeded its required net capital by $61,000. The Company's ratio of aggregate indebtedness to net capital was 1.06 to 1.

Note 6 Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 7 Concentrations of Credit Risk Arising From Cash Deposits in Excess of Insured Limits

The Company maintains cash balances in a bank insured by the Federal Deposit Insurance Corporation up to $100,000. At various times during the year, its balance may exceed the insured limit.

Note 8 Concentration With Major Customer

The majority of revenue from trading commissions is concentrated in a group of accounts closely related to a single family of trust accounts.

Note 9 Commitments and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing broker-dealer to the extent of a net loss on the unsettled trade. At December 31, 2003, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware of any potential losses relating to this indemnification.

Note 10 Liabilities Subordinated to Claims of General Creditors

The Company had no subordinated liabilities during the years ended December 31, 2003 and 2002. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented.

Additional Information

Briggs - Ficks Securities, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2003 and 2002

	2003	2002
Net capital:		
Total members' equity	$126,303	$210,979
Deductions and/or charges:		
Nonallowable assets:		
Office furniture and equipment	(14,011)	(18,763)
Prepaid expenses	(3,716)	(3,710)
Other deductions	(5,000)	(5,000)
Net capital before haircuts on securities positions	103,576	183,506
Haircuts:		
Securities	(20,139)	(14,416)
Undue concentration	(17,270)	(12,362)
Other	(42)	(121)
Net capital	$66,125	$156,607
Aggregate indebtedness:		
Items included in statement of financial condition:		
Accured expenses	$69,823	$95,392
Total aggregate indebtedness	$69,823	$95,392
Computation of basic net capital requirement:		
Minimum net capital required, *greater of*:		
6.67% of aggregate indebtedness	$4,655	$6,363
Minimum dollar requirement	5,000	5,000
Net capital requirement	$5,000	$6,363

See independent auditor's report.

Briggs - Ficks Securities, LLC

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission (Continued)

December 31, 2003 and 2002

	2003	2002
Excess net capital at required minimum dollar amount	$61,125	$150,244
Excess net capital at 6.67% of aggregate indebtedness	$61,470	$150,244
Ratio: Aggregate indebtedness to net capital	1.06 to 1	.61 to 1

There were no material differences between the amounts reported above and the amounts reported in the Company's unaudited FOCUS reports.

See independent auditor's report.

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003 and 2002

Exemptive Provisions

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii) in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: RBC Dain Rauscher.